Exhibit A

Ceragon Networks Reports 2025 First Quarter
 Financial Results

Revenues of $88.7 million, strongest bookings since Q1 2024

Rosh Ha'ain, Israel, May 7, 2025 -- Ceragon (NASDAQ: CRNT), a leading solutions provider of end-to-end wireless connectivity, reports its financial results for the first quarter ended March 31, 2025.

Q1 2025 Financial Highlights:

•	Revenues of $88.7 million, up 0.2% year-over-year

•	Operating income (loss) of ($1.1) million on a GAAP basis and $4.5 million on a non-GAAP basis

•	Net income (loss) of ($1.0) million on a GAAP basis and $2.6 million on a non-GAAP basis

•	EPS of ($0.01) per diluted share on a GAAP basis and $0.03 per diluted share on a non-GAAP basis

Q1 2025 Business Highlights:

•	India: Highest bookings since Q1 2024

•	North America: Bookings continued to improve sequentially; Highest bookings since Q1 2024

•	Newly acquired E2E in North America with stronger bookings than anticipated

•	EMEA: Rebound in bookings based on strength in Africa predominantly from private networks

CEO Doron Arazi commented: “Ceragon’s solutions are well-positioned for the needs of our customers, as was validated by customers at Mobile World Congress. The continued expansion of relevant and creative use-cases globally is encouraging and is indicative of a potential increase in our targeted addressable market. Our increased marketing efforts and the E2E acquisition have strengthened our private network sales pipeline.”

“On the expense side, we remain disciplined while still making the necessary investments for achieving our long-term goals,” concluded Arazi.

Primary First Quarter 2025 Financial Results:

Revenues were $88.7 million, up 0.2% from $88.5 million in Q1 2024.

Gross profit was $29.1 million, giving us a gross margin of 32.8%, compared to gross margin of 36.2% in Q1 2024.

Operating income (loss) was ($1.1) million compared to $4.2 million in Q1 2024. The Company recorded a non-recurring charge of $3.7 million related to restructuring and acquisition-related expenses of $0.5 million.

Net income (loss), inclusive of the non-recurring charges described above, was ($1.0) million, or ($0.01) per diluted share, compared to $0.4 million, or $0.00 per diluted share in Q1 2024.

Non-GAAP results were as follows: Gross margin was 33.5%, operating profit was $4.5 million, and net income of $2.6 million, or $0.03 per diluted share.

For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Balance Sheet

Cash and cash equivalents were $27.7 million on March 31, 2025, compared to $35.3 million on December 31, 2024.

Revenue Breakout by Geography:

Q1 2025
India	48%
North America	20%
EMEA	14%
APAC	10%
Latin America	8%

Outlook

Management reiterated its 2025 outlook:

•	Revenue of $390 million to $430 million, inclusive of contribution from E2E Technologies, which was consolidated from February 2025.
•	Non-GAAP operating margins are targeted to be at least 10% at the low end of the revenue guidance.
•	Free cash flow growth in 2025 over 2024.

Conference Call

The Company will host a Zoom web conference today at 8:30 a.m. ET to discuss the financial results, followed by a question-and-answer session for the investment community.

Investors are invited to register by clicking here. All relevant information will be sent upon registration.

For investors unable to join the live call, a replay will be available on the Company’s website at www.ceragon.com within 24 hours after the call.

About Ceragon

Ceragon (NASDAQ: CRNT) is the global innovator and leading solutions provider of end-to-end wireless connectivity, specializing in transport, access, and AI-powered managed & professional services. Through our commitment to excellence, we empower customers to elevate operational efficiency and enrich the quality of experience for their end users.

Our customers include service providers, utilities, public safety organizations, government agencies, energy companies, and more who rely on our wireless expertise and cutting-edge solutions for 5G & 4G broadband wireless connectivity, mission-critical services, and an array of applications that harness our ultra-high reliability and speed. Ceragon solutions are deployed by more than 600 service providers, as well as more than 1,600 private network owners, in more than 130 countries. Through our innovative, end-to-end solutions, covering hardware, software, and managed & professional services, we enable our customers to embrace the future of wireless technology with confidence, shaping the next generation of connectivity and service delivery. Ceragon delivers extremely reliable, fast-to-deploy, high-capacity wireless solutions for a wide range of communication network use cases, optimized to lower TCO through minimal use of spectrum, power, real estate, and labor resources – driving simple, quick, and cost-effective network modernization and positioning Ceragon as a leading solutions provider for the “connectivity everywhere” era.

For more information please visit: www.ceragon.com

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon, registered in various countries. Other names mentioned are owned by their respective holders.

Safe Harbor

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include, but are not limited to, statements regarding: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, supply chain and shipping, components availability; growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such forward-looking statements involve known and unknown risks and uncertainties that may cause Ceragon’s future results or performance to differ materially from those anticipated, expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: the effects of global economic trends, including recession, rising inflation, rising interest rates, commodity price increases and fluctuations, commodity shortages and exposure to economic slowdown; The effects of the evolving nature of the war situation in Israel and the related evolving regional conflicts; risks associated with integration and deployment of acquired businesses; risks associated with delays in the transition to 5G technologies and in the 5G rollout; risks relating to the concentration of our business on a limited number of large mobile operators and the fact that the significant weight of their ordering, compared to the overall ordering by other customers, coupled with inconsistent ordering patterns, could negatively affect us; risks resulting from the volatility in our revenues, margins and working capital needs; disagreements with tax authorities regarding tax positions that we have taken could result in increased tax liabilities;  the high volatility in the supply needs of our customers, which from time to time lead to delivery issues and may lead to us being unable to timely fulfil our customer commitments;  and such other risks, uncertainties and other factors that could affect our results of operation, as further detailed in Ceragon’s most recent Annual Report on Form 20-F, as published on March 25, 2025, as well as other documents that may be subsequently filed by Ceragon from time to time with the Securities and Exchange Commission.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Ceragon does not assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release unless required by law.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Ceragon’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Ceragon does not assume any obligation to update any forward-looking statements unless required by law.

The results reported in this press-release are preliminary and unaudited results, and investors should be aware of possible discrepancies between these results and the audited results to be reported, due to various factors.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:

Rob Fink
FNK IR
Tel. 1+646-809-4048
crnt@fnkir.com

Joey Delahoussaye
FNK IR
Tel. 1+312-809-1087
crnt@fnkir.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2025	2024

Revenues	88,652	88,498
Cost of revenues	59,553	56,430

Gross profit	29,099	32,068

Operating expenses:
Research and development, net	8,249	8,847
Sales and marketing	12,297	11,261
General and administrative	5,436	5,863
Restructuring and related charges	3,732	1,416
Acquisition- and integration-related charges	475	462

Total operating expenses	30,189	27,849

Operating income (loss)	(1,090)	4,219

Financial and other expenses (income), net	(990)	2,861

Income (loss) before taxes	(100)	1,358

Taxes on income	880	955

Net income (loss)	(980)	403

Basic net income (loss) per share	(0.01)	0.00

Diluted net income (loss) per share	(0.01)	0.00

Weighted average number of shares used in computing basic net income (loss) per share	88,742,804	85,520,712

Weighted average number of shares used in computing diluted net income (loss) per share	88,742,804	87,584,818

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	December 31,
	2025	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	27,688	35,311
Trade receivables, net	145,740	149,619
Inventories	62,343	59,693
Other accounts receivable and prepaid expenses	17,878	16,415

Total current assets	253,649	261,038

NON-CURRENT ASSETS:
Severance pay and pension fund	4,613	4,915
Property and equipment, net	37,264	36,764
Operating lease right-of-use assets	16,460	16,702
Intangible assets, net	22,293	16,791
Goodwill	11,046	7,749
Other non-current assets	854	1,037

Total non-current assets	92,530	83,958

Total assets	346,179	344,996

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	88,576	91,157
Deferred revenues	2,400	2,573
Short-term loans	25,200	25,200
Operating lease liabilities	3,130	2,971
Other accounts payable and accrued expenses	31,180	29,547

Total current liabilities	150,486	151,448

LONG-TERM LIABILITIES:
Accrued severance pay and pension	8,104	8,359
Operating lease liabilities	12,441	12,936
Other long-term payables	8,141	5,928

Total long-term liabilities	28,686	27,223

SHAREHOLDERS' EQUITY:
Share capital	232	232
Additional paid-in capital	449,516	447,369
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(10,545)	(10,060)
Accumulated deficit	(252,105)	(251,125)

Total shareholders' equity	167,007	166,325

Total liabilities and shareholders' equity	346,179	344,996

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)

	Three months ended March 31,
	2025	2024

Cash flow from operating activities:
Net income (loss)	(980)	403
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,332	2,939
Loss from sale of property and equipment, net	10	-
Stock-based compensation expenses	650	904
Decrease (increase) in accrued severance pay and pensions, net	47	(352)
Decrease in trade receivables, net	6,384	6,776
Increase in other assets (including other accounts receivable, prepaid expenses, other non-current assets, and the effect of exchange rate changes on cash and cash equivalents)	(1,140)	(731)
Decrease (increase) in inventory	(2,079)	7,369
Decrease in operating lease right-of-use assets	731	932
Decrease in trade payables	(4,084)	(11,486)
Increase in other accounts payable and accrued expenses (including other long-term payables)	754	2,102
Decrease in operating lease liability	(825)	(1,020)
Decrease in deferred revenues	(190)	(1,309)
Net cash provided by operating activities	2,610	6,527

Cash flow from investing activities:
Purchases of property and equipment, net	(3,469)	(3,393)
Software development costs capitalized	(538)	(313)
Payments made in connection with business acquisitions, net of acquired cash	(6,570)	-
Net cash used in investing activities	(10,577)	(3,706)

Cash flow from financing activities:
Proceeds from exercise of stock options	508	258
Repayments of bank credits and loans, net	-	(2,100)
Net cash provided by (used in) financing activities	508	(1,842)

Effect of exchange rate changes on cash and cash equivalents	(164)	(433)

Increase (decrease) in cash and cash equivalents	(7,623)	546

Cash and cash equivalents at the beginning of the period	35,311	28,237

Cash and cash equivalents at the end of the period	27,688	28,783

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2025	2024

GAAP Cost of revenues	59,553	56,430
Stock-based compensation expenses	(108)	(131)
Amortization of acquired intangible assets	(505)	(189)
Excess cost on acquired inventory in business combination (*)	-	(124)
Non-GAAP Cost of revenues	58,940	55,986

GAAP Gross profit	29,099	32,068
Stock-based compensation expenses	108	131
Amortization of acquired intangible assets	505	189
Excess cost on acquired inventory in business combination (*)	-	124
Non-GAAP Gross profit	29,712	32,512

GAAP Research and development expenses	8,249	8,847
Stock-based compensation expenses	(155)	(152)
Non-GAAP Research and development expenses	8,094	8,695

GAAP Sales and marketing expenses	12,297	11,261
Stock-based compensation expenses	(310)	(296)
Amortization of acquired intangible assets	(222)	(271)
Non-GAAP Sales and marketing expenses	11,765	10,694

GAAP General and administrative expenses	5,436	5,863
Stock-based compensation expenses	(77)	(325)
Non-GAAP General and administrative expenses	5,359	5,538

GAAP Restructuring and related charges	3,732	1,416
Restructuring and related charges	(3,732)	(1,416)
Non-GAAP Restructuring and related charges	-	-

GAAP Acquisition- and integration-related charges	475	462
Acquisition- and integration-related charges	(475)	(462)
Non-GAAP Acquisition- and integration-related charges	-	-

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)

	Three months ended March 31,
	2025	2024

GAAP Operating income (loss)	(1,090)	4,219
Stock-based compensation expenses	650	904
Amortization of acquired intangible assets	727	460
Excess cost on acquired inventory in business combination (*)	-	124
Restructuring and other charges	3,732	1,416
Acquisition- and integration-related charges	475	462
Non-GAAP Operating income	4,494	7,585

GAAP Financial and other expenses (income), net	(990)	2,861
Leases – financial income	95	112
Non-cash revaluation associated with business combination	1,932	(673)
Non-GAAP Financial and other expenses, net	1,037	2,300

GAAP Tax expenses	880	955
Non-cash tax adjustments	-	(413)
Non-GAAP Tax expenses	880	542

GAAP Net income (loss)	(980)	403
Stock-based compensation expenses	650	904
Amortization of acquired intangible assets	727	460
Excess cost on acquired inventory in business combination (*)	-	124
Restructuring and other charges	3,732	1,416
Acquisition- and integration-related charges	475	462
Leases – financial income	(95)	(112)
Non-cash revaluation associated with business combination	(1,932)	673
Non-cash tax adjustments	-	413
Non-GAAP Net income	2,577	4,743

GAAP Basic net income (loss) per share	(0.01)	0.00

GAAP Diluted net income (loss) per share	(0.01)	0.00

Non-GAAP Diluted net income per share	0.03	0.05

Weighted average number of shares used in computing GAAP basic net income (loss) per share	88,742,804	85,520,712

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	88,742,804	87,584,818

Weighted average number of shares used in computing Non-GAAP diluted net income per share	91,514,527	87,584,818

(*) Consists of charges to cost of revenues for the difference between the fair value of acquired inventory in business combination, which was recorded at fair value, and the actual cost of this inventory, which impacts the Company’s gross profit.